SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No        X

Cancellation of Stock Option Grant

On October 22, 2004, the board of directors of Kookmin Bank has approved and ratified to cancel 30,000 stock options, which was granted, on March 21, 2003, to Sung Nam Lee, a former executive director and member of the Audit Committee. The reason to cancel the grant of stock options is the early retirement of the grantee.

She was nominated and appointed as an executive director and member of the Audit Committee at the general shareholders meeting on March 21, 2003, and she resigned voluntarily due to her personal reason on April 20, 2004.

2004 3rd Quarter Operating Results

On October 22, 2004, Kookmin Bank held an earnings conference and released its operating results of the third quarter in 2004. Followings are the key figures released during the conference, and full presentation material is available at Kookmin Bank website(www.kbstar.com) for further information.

The figures presented in this section have not been fully reviewed by the independent auditor yet, and therefore they are subject to changes in the due course of review process.

Selected Financial Data

1. Balance sheet figures

(in trillions of Won)	As of the date indicated
	September 30, 2004	Dec.31, 2003		% Change (YTD)
Total Assets	186.4		184.1		1.2
Loans in Won	125.2		123.7		1.2

Total Liabilities	177.3		175.7		0.9
Deposits in Won	131.7		134.4	Δ	2.0

Stockholders’ Equity	9.1		8.4		8.3

2. Operating results
(in billions of Won)	For the nine-month period ended
	2004	2003[1]		% Change (YoY)
Operating Income	950.5		779.3		22.0
Non-operating Income	51.2	Δ	1,130.6		n.a.

Net Income	682.5	Δ	119.2		n.a.

<IMPORTANT NOTICE>

Please note that we applied new accounting principles for the loss on sales of loans in 2004. For the purpose of comparison to 2003, however, we presented, in the table above, operating results that do not reflect the accounting changes. The operating income and non-operating income to be contained in our financial statements for the nine-month period ended in 2004 will be substantially different from the presented numbers here. Should the new accounting principles be applied to, our operating income and non-operating income will be stated as KRW 1,858.0 billion and KRW Δ856.3 billion, respectively.

[1]	For the purpose of comparison, presented pro-forma figures as if the merger with Kookmin Credit Card Co. in September 30, 2003 had been completed in September 30, 2002

3. Asset Quality

(in billions of Won)	As of the date indicated
	September 30, 2004	June 30, 2004	% Change (QoQ)
Total Loans for NPL Management	140,028.1	141,249.7	Δ	0.9
Substandard & Below Loans	4,957.1	5,167.3	Δ	4.1
Allowance for Loan Losses	3,597.3	3,844.7	Δ	6.4
Substandard & Below Ratio	3.54%	3.66%	Δ	0.12	%p
Coverage Ratio	72.6%	74.4%	Δ	1.8	%p
Delinquency Ratio[1]	3.26%	3.32%	Δ	0.06	%p

[1]	Applying the Financial Supervisory Service Standards

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: October 22, 2004	By:	/s/ Ki Sup Shin
(Signature)

	Name:	Ki Sup Shin
	Title:	Chief Financial Officer & Senior Executive Vice President